Exhibit 21.1
Subsidiaries of the Registrant

Entity	Jurisdiction of Incorporation or Organization
Beanstalk Networks Acquisition LLC	Florida
Beanstalk Networks L.L.C.	Florida
Decision Assist LLC	Florida
ML California Sub, Inc	California
MeridianLink Wholesale Data, LLC	Delaware
ML East Acquisition Subsidiary, Inc.	Florida
Professional Credit Reporting, Inc.	California
Project Angel Holdings, LLC	Delaware
Project Angel Intermediate Holdings, LLC	Delaware
Saylent Technologies, Inc.	Delaware
StreetShares, Inc.	Delaware
StreetShares Public Investor Holdings, LLC	Delaware
STR Co-Investment, LLC	Delaware
Teledata Communications, Inc.	New York